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17018457

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2017
16 ... RATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-16 (MM/DD/YY) AND ENDING 06-30-17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds Distributors INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hummelberg 213-486-9030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street (Address) Los Angeles (City) CA (State) 90013 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2017
AND INDEPENDENT AUDITORS' REPORT

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

OATH OR AFFIRMATION

I, David Hummelberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2017 and supplemental schedules pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature	8/17/2017 Date	Senior Vice President, Treasurer and Controller Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 17th day of August 2017, by David Hummelberg, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature 
NOTARY PUBLIC
Signature of Notary Public


TINA-MARIE COLEMAN
Commission # 2102045
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2019

This report** contains (check all applicable boxes):

- (x) Independent Auditors Report
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
- (x) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
- () (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not applicable)
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report. (Filed as a Separate Document)
- (x) (n) A Report Describing the Broker – Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c 3-3 (the "Exemption Report").

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

American Funds Distributors, Inc.

Statement of financial condition

June 30, 2017 (dollars in thousands, except share and par value amounts)

Assets	
Cash and cash equivalents	$ 265,381
Receivables	26,105
Prepaid expenses	2,057
Property, at cost:	
Land	230
Buildings	2,703
Furniture, equipment and software	3,383
Leasehold improvements	536
Total	6,852
Accumulated depreciation and amortization	(5,385)
Property, net	1,467
Deferred income taxes	41,717
Other assets	21
Total	$ 336,748
Liabilities	
Accounts payable and accrued expenses	$ 128,231
Accrued compensation and benefits	57,779
Income tax payable	23,256
Total liabilities	209,266
Stockholder's equity	
Capital stock, $1 par value – authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	545,900
Accumulated deficit	(418,918)
Total stockholder's equity	127,482
Total	$ 336,748

See notes to statement of financial condition.

Notes to statement of financial condition

Year ended June 30, 2017 (dollars in thousands)

1. Summary of significant accounting policies

Nature of operations – American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment adviser. The Company is also a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC").

The Company's sources of revenue relate to the distribution of mutual fund shares, and administrative and distribution services provided to the Parent. The Company earns distribution and administrative revenues for services provided to investment companies, and institutional and private investors within the United States of America and abroad. Revenues may be affected by the performance of the global capital markets.

Basis of presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is allocated expenses paid by affiliates using allocation percentages that are determined by a method that best approximates actual usage by the Company. In addition, the Company entered into a financial support agreement with the Parent whereby the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the financial condition, operations and cash flows could be materially different.

Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by management relate primarily to the recognition of certain expense accruals, and expenses allocated to the Company from affiliate service providers or the Parent.

Cash and cash equivalents – Cash equivalents consist of shares of a government money market fund for which the Parent serves as the investment adviser.

Depreciation and amortization of property – Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Fair value measurements – The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1– Values are based on quoted prices in active markets for identical securities.

- Level 2 – Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.
- Level 3 – Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company carries investments in a government money market fund using quoted market prices (a Level 1 fair value measurement), which represent the published net asset value of shares that is the basis for current transactions. Investment in the government money market fund of $265,381 is presented in cash and cash equivalents.

Receivables and payables are recorded at carrying amounts that approximate fair value. Receivables and payables from affiliates are carried at cost as it is not practicable to estimate fair values due to the related party nature of such amounts.

Income taxes – The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* provides that a tax benefit from a tax position may be recognized when, based on the technical merits, it is more likely than not that the position will be sustained upon an examination that is presumed to occur, including resolution of any related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company evaluates material tax positions in relevant tax jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Guidance in ASC 740 related to uncertain tax positions did not have a material effect on the financial condition or results of operations as of and for the year ended June 30, 2017.

The Company recognizes the accrual of interest and penalties on uncertain tax positions in other income/ (expense). For the year ended June 30, 2017, the Company did not recognize any material tax related interest or penalties.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement benefits – Capital Group sponsors a plan, the Health and Welfare Benefits Plan for Retirees of the Capital Group Companies, to provide these services and the Company is allocated an amount of periodic benefit cost based on actuarial estimates; however, the Company is not allocated a portion of the accumulated benefit plan obligation or plan assets. The expected costs of providing postretirement health care benefits are recognized during the years that the associates render service with the Company.

Postemployment benefits – Capital Group sponsors two postemployment plans providing short-term disability benefits and parental leave benefits allocating related costs to the Company. The expected costs of providing these postemployment benefits are recognized during the years that the associates render service with the Company.

Recent accounting pronouncements – In January 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU No. 2016-01 amends certain requirements related to the recognition, measurement, presentation, and disclosure of financial instruments. The Company is

currently evaluating the impact of the future adoption of this ASU, which is effective for the fiscal year ending June 30, 2019.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The guidance in this update supersedes the requirements in Topic 840, *Leases*. ASU No. 2016-02 requires lessees to recognize assets and liabilities arising from most operating leases on the balance sheet. The Company is currently evaluating the impact of the future adoption of this ASU, which is effective for the fiscal year ending June 30, 2020.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the industry topics of the Codification. The Company is currently evaluating the impact of the future adoption of this ASU, which is effective for the fiscal year ending June 30, 2019.

2. Indemnifications, guarantees and commitments

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes that it is unlikely that the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's financial statements.

3. Income taxes

The deferred tax assets consists of the following:

	June 30, 2017
Deferred tax assets:	
Accrued expenses and other	$ 23,281
Accrued compensation and benefits	18,100
State franchise taxes	215
Depreciation and amortization	121
Total deferred tax assets	$ 41,717

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the asset will be realized through consolidated tax returns filed by Capital Group.

The income tax payable balance primarily relates to amounts payable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

4. Retirement plans

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

5. Transactions with affiliates

Receivables include amounts due from affiliates of $1,416 at June 30, 2017, primarily related to distribution and administrative services. Accounts payable and accrued expenses include amounts due

to affiliates of $34,488 at June 30, 2017, including $26,448 payable to the Parent under the arrangement described below.

The Company and its Parent entered into an agreement whereby the Parent will pay to the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The Company makes these payments on behalf of the American Funds. The payables do not bear interest and are repaid as the Company collects certain monthly service fees and sales charges earned from the American Funds.

6. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2017, the Company had net capital of $50,807, which was $36,856 in excess of its required net capital of $13,951. At June 30, 2017, the Company's net ratio of aggregate indebtedness to net capital was 4.12 to 1.

7. Reserve requirements and possession or control for brokers or dealers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph k(1) of such Rule, as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

8. Subsequent events

The Company has evaluated subsequent events through August 28, 2017, the date the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2017, that require recognition in the Company's financial statements as of and for the year ended June 30, 2017, or disclosure in the notes thereto.

* * * * * *

Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors of
American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, CA 90071

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the SIPC Series 600 Rules, and the June 20, 2017 letter to Securities Investor Protection Corporation ("SIPC") members regarding member assessments, we have performed the procedures enumerated below, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) to the Securities Investor Protection Corporation for the year ended June 30, 2017, which were agreed to by American Funds Distributors, Inc. (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2017, with the Total Revenue amounts reported in Form SIPC-7B for the year ended June 30, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

August 28, 2017

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended June 30, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017168 FINRA JUN
AMERICAN FUNDS DISTRIBUTORS IN
ATTN ANGELA MITCHELL
333 S HOPE ST 55TH FL
LOS ANGELES CA 90071-1406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bret Wilkins, 949-705-1740

2. A. General Assessment (item 2f from page 2) $59,460

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (35,673)

January 27, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 23,787

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $23,787

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $23,787

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMERICAN FUNDS DISTRIBUTORS INC.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Senior Vice President, Treasurer and Controller
(Title)

Dated the 28th day of August, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning July 1, 2016 and ending ~~December 31, 2016~~	beginning January 1, 2017 and ending ~~June 30, 2017~~
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 925,455,587 (the sum of both periods)	$432,651,965	$492,803,622
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		8,478	1,942
(7) Net loss from securities in investment accounts.			
Total additions		8,478	1,942
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		115,926,500	132,611,275
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.		48,988	402,762
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Services (Deductions in excess of $100,000 require documentation)		302,415,620	343,933,355
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ ____ $ ____		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ ____ $ ____		
Enter the greater of line (i) or (ii)			
Total deductions		418,391,108	476,947,392
2d. SIPC Net Operating Revenues		$14,269,335	$15,858,172
2e. General Assessment at applicable rate for assessment period.		$35,673 @.0025	$23,787 @.0015
2f. Total General Assessment add both columns.		$ 59,460 (to page 1, line 2.A.)	

Global Finance

American Funds Distrib.

P&L Month View - USD

Fiscal Period/Year: 012/2017

GL Account	GL Account Description	FYTD Total	
420010	COMMISSIONS-HOUSE ACCTS A SHARE	3,066,152	
420030	COMMISSIONS-DEALER ACCTS A SHARE	200,036,042	
CG04420199	DISTRIBUTOR REV -MF A SHARES	203,102,194	
420011	COMMISSIONS-HOUSE ACCTS 529 A SHARE	516,117	
420031	COMMISSIONS-DEALER ACCTS 529 A SHARE	16,410,175	
CG04420399	DISTRIBUTOR REV -MF 529 PLAN	16,926,292	
CG04429999	DISTRIBUTOR REVENUE	220,028,486	
457040	OTHER REVENUE-OTHER	18,609	
457093	RKD MLTF COMMISSION REVENUE	1,286,411	
457094	RKD MLTF DISTRIBUTOR REVENUE	882,562	
CG04457099	OTHER REVENUE	2,187,582	
CG04459999	OTHER OPERATING REVENUE	2,187,582	
481050	OTHER INTERCOMPANY REVENUE	254,704,000	<A>
CG04481099	ADMIN/ACCOUNTING FEES	254,704,000	
488020	DISTRIBUTOR FEES AF	404,835,770	<B>
488030	DISTRIBUTOR FEES NON-AF	43,248,000	
CG04488099	DISTRIBUTION SERVICES	448,083,770	
CG04489999	INTERCOMPANY REVENUE	702,787,770	
731060	UNREALIZED APPR_DEPR ON INVESTMENT	112	
CG04731099	GAIN (LOSS) ON INVESTMENTS	112	
CG04739999	GAIN (LOSS) ON INVESTMENTS	112	
751020	DIVIDEND INC-MONEY MARKET FUNDS	451,639	
CG04751099	DIVIDEND INCOME	451,639	
752040	LOSS ON SALE OF ASSETS	(9,842)	
CG04752099	NET GAIN/(LOSS) -SALE OF ASSETS	(9,842)	
752520	REALIZED GAIN ON FOREIGN EXCHANGE	850	
752540	REALIZED LOSS ON FOREIGN EXCHANGE	(578)	
CG04752599	NET GAIN OR LOSS ON FRGN EXCH	272	
754020	MISCELLANEOUS OTHER REVENUES		
CG04754099	MISCELLANEOUS OTHER REVENUE		
CG04759999	OTHER - NET	442,069	
CG04799999	TOTAL OTHER INCOME AND EXPENSES	441,853	
CG04INCB4T	INCOME BEFORE TAXES	75,836,848	
881010	PROVISION FOR FEDERAL INC TAXES	27,523,000	
881020	PROVISION FOR STATE INC TAXES	1,704,000	
CG04881099	INCOME TAXES	29,227,000	
CG04899999	INCOME TAXES	29,227,000	
CG04IS	NET INCOME	46,609,848	
CG04	NETINC - Gold Hierarchy (Income Statement)	46,609,848	

	98%
	Amounts not related to 529 business
<A> * 98%	249,609,920
<B> * 98%	396,739,055
$	646,348,975

PERIOD 12	FYTD17 Actuals for the period ending: Jun			
SOURCE	GROUP	ASF	2% 529 Allocation	529 Sales as % of Total Sales
	Service Center Associates (supporting the 529 business)	30,525,585	610,512	
	Service Center Associates (not supporting the 529 business)	0		
	Field Associates (supporting the 529 business)	71,210,276	1,424,206	
	Field Associates (not supporting the 529 business)	36,902,134		
	NAD Investment Services (supporting the 529 business)	5,731,494	114,630	
	NAD Investment Services (not supporting the 529 business)	3,455,150		
	Other Groups (supporting the 529 business)	9,859,777	197,196	
	Other Groups (not supporting the 529 business)	879,453		
	Other G/L Accounts (containing 529 business activity)	84,755,525	1,695,110	
	Other G/L Accounts (not containing 529 business activity)	0		
	TOTAL	**243,319,394**	4,041,654	
	TOTAL WITH MARK-UP	255,485,364	2%	
	ROUNDED TOTAL WITH MARK-UP	255,485,000		



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2017, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. as of June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 28, 2017